UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Owlet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69120X 107

(CUSIP Number)

Amy McCullough

c/o Trilogy Equity Partners, LLC

155 108th Ave NE, Suite 400

Bellevue, WA 98004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69120X 107

1.	Name of Reporting Person: Trilogy Equity Partners, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,493,225
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,493,225
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,493,225 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 23.9% (2)
14.	Type of Reporting Person: OO

(1)

Represents the following securities held directly by the Reporting Person: (i) 643,244 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Common Stock”), (ii) 396,064 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, pursuant to an investment agreement entered into as of February 17, 2023 (the “2023 Investment Agreement”), (iii) 712,915 shares of Common Stock issuable upon exercise of a warrant issued February 17, 2023 (the “2023 Warrant”), with an exercise price of $4.662, purchased by the Reporting Person pursuant to the 2023 Investment Agreement and the 2023 Warrant, (iv) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock, pursuant to an investment agreement entered into as of February 25, 2024 (the “2024 Investment Agreement”), and (v) 444,601 shares of Common Stock issuable upon the exercise of a warrant issued February 29, 2024 (the “2024 Warrant”), with an exercise price of $7.7125, purchased by the Reporting Person pursuant to the 2024 Investment Agreement and the 2024 Warrant.

(2)

Calculations of the percentage of the shares of Common Stock beneficially owned assumes (i) 8,568,796 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on November 14, 2023, (ii) 396,064 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2023 Investment Agreement, (iii) 712,915 shares of Common Stock issuable upon the exercise of the 2023 Warrant purchased by the Reporting Person pursuant to the 2023 Investment Agreement and the 2023 Warrant, (iv) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2024 Investment Agreement described herein, and (v) 444,601 shares of Common Stock issuable upon the exercise of the 2024 Warrant warrants purchased by the Reporting Person pursuant to the 2024 Investment Agreement and the 2024 Warrant.

Item 1.	Security and Issuer

This amendment (“Amendment No. 2”) amends the Schedule 13D originally filed with the SEC on July 29, 2021, and Amendment No. 1 filed with the SEC on February 23, 2023, (collectively, the “Schedule”), and relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Owlet, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 2.	Identity and Background

Item 2 is amended and replaced in its entirety as follows:

(a)

This Schedule 13D is filed by Trilogy Equity Partners, LLC, a Delaware limited liability company (the “Reporting Person”). Amy McCullough, the President and a Manager of the Reporting Person, is currently a member of the board of directors of the Issuer (the “Board”) but is not deemed to beneficially own the securities held by the Reporting Person.

The Reporting Person is managed by its Board of Managers. The name of each member of the Board of Managers and executive officer of the Reporting Person is set forth on Attachment A to this Schedule 13D.

(b)	The business address of the Reporting Person is c/o 155 108th Ave NE, Suite 400, Bellevue, WA 98004.

(c)	The Reporting Person is an early stage venture firm.

(d)	During the last five years, neither the Reporting Person nor any person named in Attachment A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Attachment A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 5 and Item 6 of this Schedule 13D is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

The Reporting Person beneficially owns 2,493,225 shares of Common Stock, or approximately 23.9% of the outstanding Common Stock. This percentage is based on the assumption of (i) 8,568,796 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, (ii) 396,064 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2023 Investment Agreement, (iii) 712,915 shares of Common Stock issuable upon the exercise of the 2023 Warrant purchased by the Reporting Person pursuant to the 2023 Investment Agreement and the 2023 Warrant, (iv) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2024 Investment Agreement, and (v) 444,601 shares of Common Stock issuable upon the exercise of the 2024 Warrant purchased by the Reporting Person pursuant to the 2024 Investment Agreement and the 2024 Warrant. The Reporting Person, has the sole power to vote and dispose, or direct the voting or disposition, of all shares of the Common Stock held by it.

(b)

Except as described herein, the Reporting Person has not effected any transactions in the Issuer’s Common Stock within the past 60 days and nor has any person listed on Attachment A effected any transactions in the Issuer’s Common Stock within the past 60 days.

(c)	Not applicable.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On February 25, 2024, the Issuer entered into an Investment Agreement (the “2024 Investment Agreement”) with certain investors listed on Schedule 1 thereto (the “Investors”), pursuant to which the Issuer, on February 29, 2024, issued and sold to the Investors (i) an aggregate of 9,250 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”) and (ii) warrants to purchase an aggregate of 1,799,021 shares of Common Stock (the “warrants” and each, a “warrant”), for an aggregate purchase price of $9.25 million. Pursuant to the 2024 Investment Agreement, the Reporting Person purchased (a) 2,286 shares of Series B Preferred Stock that are convertible into 296,401 shares of Common Stock and (b) a warrant to purchase 444,601 shares of Common Stock (the “2024 Warrant”), for an aggregate purchase price of $2.286 million. The 2024 Investment Agreement is filed herewith as Exhibit A, and any description thereof is qualified in its entirety by reference thereto.

The 2024 Warrant has a five-year term and an exercise price that is equal to $7.7125 per share. The 2024 Warrant also provides for an exercise on a cash or cashless net exercise basis at any time after the closing and will be automatically exercised on a cashless basis if not exercised prior to the expiration of the five-year term. Upon a fundamental change or other liquidation event, the 2024 Warrant will automatically net exercise if not exercised before the consummation of such event. The Form of Warrant is filed herewith as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Investment Agreement, dated February 25, 2024, by and among Owlet, Inc. and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 26, 2024).

Exhibit B - Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 26, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024	TRILOGY EQUITY PARTNERS, LLC

/s/ Amy McCullough
Name: Amy McCullough
Title: President, Managing Director

Attachment A

Information regarding each executive officer and managing member of the Reporting Person.

Name, Title	Owlet, Inc. Class A Common Stock beneficially owned	Address	Principal Occupation	Citizenship

John Stanton, Manager	728,569	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Theresa Gillespie, Manager	666,695	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Mikal Thomsen, Manager		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Peter van Oppen, Manager		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Amy McCullough, President and Managing Director		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA